Exhibit 99.2

August 21, 2025

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Please find attached herewith copy of the Press Release which is being released today. Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

Wipro Acquires HARMAN’s Digital Transformation Solutions (DTS) Business Unit, Deepening Engineering Innovation and R&D Excellence

The acquisition expands Wipro’s ER&D service offerings and capabilities by enhancing its AI-powered digital engineering and device engineering—including design-to-manufacturing—across technology, industrial, aerospace, healthcare, and consumer industries

EAST BRUNSWICK, N.J. | BENGALURU, India – Aug. 21, 2025: Wipro Limited (NYSE: WIT,

BSE: 507685, NSE: WIPRO), a leading AI-powered technology services and consulting company, today announced that it has entered into an agreement to acquire the Digital Transformation Solutions (DTS) business unit of HARMAN, a Samsung company, in a transaction that will accelerate Wipro’s mission to deliver next-generation engineering research & development (ER&D) services.

As part of the agreement, over 5,600 DTS employees, including key leadership, across the Americas, Europe and Asia will transition to Wipro upon closing of the transaction. The acquisition is subject to regulatory approvals and is expected to close by December 31, 2025.

“Welcoming DTS into the Wipro family marks a pivotal step in our transformation journey,” said Srini Pallia, CEO and Managing Director of Wipro Limited. “Their specialized engineering expertise, combined with Wipro’s consulting-led, AI-powered capabilities, will significantly enhance the value we deliver to clients. DTS’ strong presence in high-growth sectors and strategic markets complements our global footprint and strengthens our position as a trusted transformation partner. Together, we’ll accelerate digital innovation, reduce time-to-market, and sharpen competitive advantage.”

The DTS unit brings to Wipro a robust foundation in digital engineering and ER&D, with strengths spanning domain-led design, connected products, and software platforms. DTS sets itself apart with its purposeful integration of deep engineering with AI-native platforms, domain expertise, proprietary accelerators, and autonomous agent frameworks—enabling transformation at scale through technology designed around people. Combining DTS’ personalized, high-touch service model with Wipro’s global scale, advanced technology ecosystem, and expansive resources, will allow clients to gain access to the best of both worlds: the agility and precision of a specialist provider and the reach and capabilities of a global leader.

“The acquisition of DTS marks a pivotal step in Wipro’s ambition to bring to our clients end-to-end, AI-powered engineering services,” said Srikumar Rao, Managing Partner and Global Head of Engineering at Wipro Limited. “Together, Wipro and DTS will enable clients to seamlessly connect the virtual and physical worlds, embed AI across the full spectrum of engineering, and unlock scalable innovation. This move strengthens our software-defined, platform-centric approach, and empowers us to deliver larger, more complex transformation programs across high-growth sectors including Hi-Tech, Consumer, Industrial, Healthcare, and Aerospace.”

Christian Sobottka, CEO of HARMAN, added, “This agreement unlocks the next chapter for the DTS business unit—one where it can scale faster, reach more clients in key industries, and fully realize its growth potential. As part of Wipro, a company with deep engineering prowess, DTS will have the complementary capabilities and ecosystem needed to expand its impact and accelerate the value it delivers to customers.”

Carolin Reichert, Chief Strategy Officer at HARMAN, said, “We look forward to collaborating with DTS and Wipro to further the development of AI-first technologies and solutions across HARMAN’s product ecosystems. This transaction allows HARMAN to sharpen its focus on our core strengths in automotive electronics and audio innovation, where we see significant opportunity ahead.”

As part of the acquisition, Wipro will enter into a multi-year strategic agreement with HARMAN and Samsung, further deepening the relationship and creating new avenues for joint growth and transformation.

Upon completion of the acquisition, DTS will be integrated into Wipro’s Engineering Global Business Line.

Deutsche Bank Securities Inc. acted as the financial advisor to HARMAN in this transaction.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading AI-powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. Wipro Innovation Network, which brings together our clients, partners, academia, and tech communities, reflects our commitment to client-centric co-innovation. As a part of this, the Innovation Labs and Partner Labs, located across the globe, allow us to collaborate with clients to solve real-world challenges and showcase cutting-edge industry solutions that explore the future of technology. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

About HARMAN Digital Transformation Solutions

HARMAN Digital Transformation Solutions is dedicated to blending the physical and digital to make technology more dynamic to serve the ever-changing human needs. Compliant and certified with international standard/ management system EN 9100:2018 / AS9100D, ISO 9001:2015, ISO 27001:2013, ISO 13485:2016 and appraised at CMMI-DEV 2.0 ML5, HARMAN partners with our customers to deliver a holistic experience – through the convergence of digital, cross channel user experience, cloud, mobility, insightful data and internet-of-things backed by scalable underlying IT platforms. Our global delivery approach, IPs, platforms and people allows us to deploy next-generation platforms, while delivering cost efficiencies and innovative solutions to help our clients achieve brilliant outcomes. To know more, please visit https://services.harman.com/

Media Contact:

Wipro Media Relations

media-relations@wipro.com

HARMAN Media Relations

Jasleen K. Makker

Jasleen.makker@harman.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.